Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. Completes Debenture Financing

     TORONTO, March 12 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) ("PreMD" or the "Company") today announced that it has completed its previously announced debenture financing with several existing institutional investors and insiders, including Midsummer Investment, Ltd. The gross proceeds of the financing totaled approximately CDN$1.22 million, and will be used for general corporate expenses, with a focus on the Company's appeal to the US Food and Drug Administration (FDA) regarding its recent
510(k) submission.
     "We are very pleased to have this financial backing at this time," said
Dr. Brent Norton, president and CEO of PreMD. "We are facing some challenges, but with our FDA appeal underway and existing clinical trials continuing, this financing gives us the time we need to see the business through 2008. We hope to quickly resolve our FDA issues and proceed with the commercialization of our skin cholesterol test in the US market."
     The unsecured debentures mature 18 months after the date of issuance at an amount equal to CDN$1,176 per CDN$1,000 principal amount. The Company has agreed to certain pre-payable forced redemptions at the option of the holders or the Company. The Company has also issued approximately five million common share purchase warrants (the "Warrants"), each Warrant being exercisable for a period of five years into one common share at $0.2759, a price equal to 100%
of the 5-day volume-weighted average price of the common shares on the Toronto
Stock Exchange.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com; Ron
Hosking, Vice President, Finance and CFO, Tel: (416) 222-3449 ext. 24, Email:
rhosking(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 17:30e 12-MAR-08